UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ENERGY TRANSFER PARTNERS, L.P.

(Name of issuer)

Common Units

(Title of class of securities)

29273R109

(CUSIP number)

John W. McReynolds

Energy Transfer Equity, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

(214) 981-0700

(Name, address and telephone number of person authorized to receive notices and communications)

December 3, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 2 of 8

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 50,226,967
	8.	Shared voting power 0
	9.	Sole dispositive power 50,226,967
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 50,226,967
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.21%[1]
14.	Type of reporting person PN

[1]	Based on 191,599,549 Common Units outstanding on November 3, 2010

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 3 of 8

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 50,226,967
	8.	Shared voting power 0
	9.	Sole dispositive power 50,226,967
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 50,226,967
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.21%[2]
14.	Type of reporting person OO (Limited Liability Company)

[2]	Based on 191,599,549 Common Units outstanding on November 3, 2010

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 4 of 8

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO (see Item 3)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 50,226,967
	8.	Shared voting power 0
	9.	Sole dispositive power 50,226,967
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 50,226,967
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 26.21%[2]
14.	Type of reporting person IN

[2]	Based on 191,599,549 Common Units outstanding on November 3, 2010

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 5 of 8

This Amendment No. 4 on Schedule 13D/A (“Amendment No. 4”) is being filed by Energy Transfer Equity, L.P. (formerly Energy Transfer Company, L.P.), a Delaware (formerly Texas) limited partnership (“ETE”), LE GP, LLC, a Delaware (formerly Texas) limited liability company and the general partner of ETE (“LE GP”), and Kelcy L. Warren to amend the Schedule 13D originally filed on January 20, 2004, and amended on June 22, 2005, August 16, 2006 and May 26, 2010 (collectively, the “Amended Schedule 13D”), by ETE and LE GP.

Item 1.	Security and Issuer.

Item 1 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

This statement on Schedule 13D, as amended (the “Schedule”) is being filed by Energy Transfer Equity, L.P. (“ETE”), LE GP, LLC (“LE GP”) and Kelcy L. Warren (“Warren” and collectively with ETE and LE GP, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this statement relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P. (formerly, Heritage Propane Partners, L.P.), a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.

Item 2.	Identity and Background.

Item 2 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) - (c) ETE is a Delaware limited partnership. The principal business of ETE is to own all of the interests in the general partner of the Issuer and certain equity securities of the Issuer, to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas midstream or transportation assets. The general partner of ETE is LE GP. LE GP is a Delaware limited liability company, and its principal business is serving as the general partner of ETE. Warren is a United States citizen. His principal occupation is Chief Executive Officer of the Issuer. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 6 of 8

The name, business address and present principal occupation or employment of each of the executive officers and directors of LE GP are set forth below:

Name and Business Address	Capacity in Which Serves LE GP	Principal Occupation
John W. McReynolds 3738 Oak Lawn Ave. Dallas, TX 75219	President, Chief Financial Officer and Director	President and Chief Financial Officer of LE GP

Ray C. Davis 5950 Sherry Lane, Suite 550 Dallas, TX 75225	Director	Principal, Avatar Investments

Kelcy L. Warren 3738 Oak Lawn Ave. Dallas, TX 75219	Chairman of the Board	Chief Executive Officer of Energy Transfer Partners, L.L.C.

Bill Byrne 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Principal, Byrne & Associates, LLC

Paul E. Glaske 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Retired Chairman and CEO, Blue Bird Corporation

John D. Harkey, Jr. 3738 Oak Lawn Ave. Dallas, TX 75219	Director	Chairman and CEO, Consolidated Restaurant Companies, Inc.

David R. Albin Suite 205 100 North Guadalupe Santa Fe, New Mexico 87501	Director	Director of NGP Capital Resources Company and a managing partner of Natural Gas Partners private equity funds

K. Rick Turner 1990 Post Oak Blvd. Suite 2450 Houston, TX 77056	Director	Senior Managing Principal, The Stephens Group, LLC

Marshall S. McCrea, III 3738 Oak Lawn Ave. Dallas, TX 75219	Director	President and Chief Operating Officer of Energy Transfer Partners, L.L.C.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 7 of 8

(d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) All of the individuals listed in this Item 2 are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby amended by adding the following at the end of such item:

On December 3, 2010, Warren acquired the 40.6% membership interest in LE GP held by Enterprise ETE LLC, the successor by merger to Enterprise GP Holding L.P. (“Enterprise”), in exchange for $13.5 million in cash, which amount was calculated in accordance with a purchase price methodology specified in the agreements among the members of LE GP in existence prior to this transaction. The purchase price was paid from Warren’s personal funds. As a result of the sale, Enterprise no longer owns any membership interest in LE GP, and Warren owns an 81.2% membership interest and may be deemed to be the beneficial owner of the Common Units of the Issuer held by ETE. Warren disclaims beneficial ownership of such units except to the extent of his pro rata interest in LE GP.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

(a) and (b) Approximately 191,599,549 Common Units of ETP were outstanding as of November 3, 2010. The Reporting Persons are deemed to be the beneficial owners of 50,226,967 Common Units of ETP. The Common Units owned by the Reporting Persons constitute approximately 26.21% of the total issued and outstanding Common Units. The Reporting Persons have the sole power to vote and dispose of such Common Units. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons, except that Ray C. Davis, through his ownership interest in LE GP, may be deemed to also beneficially own the Common Units that are beneficially owned by the Reporting Persons to the extent of his interest in LE GP.

(c) Except for the transaction described in Item 3 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days, except for the acquisition of beneficial ownership of units being reported on this Schedule.

(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT J -	Joint Filing Agreement and Power of Attorney dated December 13, 2010 among the Reporting Persons.

CUSIP NO. 29273R109	SCHEDULE 13D/A	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2010	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC
Its general partner

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: December 13, 2010	LE GP, LLC

	By:	/S/ SONIA AUBE
Sonia Aube
Attorney-in-Fact

Dated: December 13, 2010		/S/ SONIA AUBE
Kelcy L. Warren by Sonia Aube,
Attorney-in-Fact